February 12, 2008

Mr. Byron Cooper Attorney-Advisor United States Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549

Re:	ML Appleton FuturesAccess LLC (the “Fund”)
Form 10
Filed December 20, 2004
File No. 0-51087

Dear Mr. Cooper:

We thank the Staff for its January 19, 2005 comment letter on the above-referenced filing.  We have included below certain of the Staff’s comments which requested responses — repeated verbatim for your convenience of reference — followed by our responses thereto.  In many cases, the responses refer to a corresponding change in an amended Form 10 filed via the EDGAR system today.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  At such time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

We have noted the items above.

2.
Supplementally, please tell us whether this is a mandatory registration of the outstanding class of securities under Section 12(g) of the Securities Exchange Act or whether this is a voluntary filing.  If this is voluntary, please tell us the purpose of the registration of this class of securities.

This is a voluntary filing.  Units of limited liability company interest in the Fund (“Units”) are being registered (i) in order to qualify such Units as “publicly-offered securities” for purposes of the Employee Retirement Income Security Act of 1974, as amended; and (ii) in anticipation of such Units’ being held by more than 500 investors in the Fund (“Investors”).

3.
We note that you are registering “units” of limited partnership interest, and that the units themselves are divided into four separate classes, each of which pays different amounts of sales commissions and management fees.  It appears that you are, in fact, selling four separate classes of securities. Please revise to register separately each class of securities or tell us why you believe it is appropriate to only register units of limited partnership interest.

The four classes (“Classes”) of Units participate on equal terms in the profits and losses of the Fund and have equal ownership rights in the equity thereof, including equal priority with respect to distributions, if any.  Accordingly, we believe that it is appropriate to register the Units as a whole and not as four separate securities.  The Classes differ only in the sales commissions and sponsor’s fees charged to each Class, the amount of which is determined on the basis of an Investor’s total investment (“FuturesAccess Investment”) in the Merrill Lynch FuturesAccess Program (“FuturesAccess”) as well as, in the case of Class D Units, in the Fund itself, as Merrill Lynch Alternative Investments LLC, the Fund’s manager (the “Manager”), wishes to reward those Investors which have invested larger amounts in the Fund, e.g. those with greater FuturesAccess Investments, with lower sales commissions and sponsor’s fees than Investors who have invested smaller amounts in the Fund.   By way of illustration, there is no minimum FuturesAccess Investment required to invest in Class A Units, but there is a $5,000,000 minimum FuturesAccess Investment required to invest in Class I Units.  As a result of their higher capital commitments to FuturesAccess, Investors holding Class I Units are charged lower sales commissions and sponsor’s fees (0.5% and 1.1%, respectively) than Investors holding Class A Units (2.5% and 1.5%, respectively).  We do not believe that the different fee structures of the different Classes render them different classes for purposes of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where the holders of the Classes have the same ownership rights.

Item 1: Business
ML Appleton FuturesAccess LLC
Organization Chart, page 1

4.	In this organization chart, and elsewhere as appropriate, please revise to clarify Merrill Lynch Alternative Investments LLC’s relationship with other commodity pools.

We have made the requested change to the organization chart in the revised Form 10.

5.	Please revise to include how ML & Co. indirectly owns MLAI through MLIM.

We have clarified the ownership of the Manager and Merrill Lynch Investment Managers, L.P. (“MLIM”) on page 4 of the revised Form 10.

(a) General Development of business
Plan of Operation, page 2

6.
Revise this section to disclose ML Appleton’s website address.  If you do not have a website, provide your manager’s website describing it as such.  Further, where appropriate, revise your disclosure to include contact information, including the address and telephone number for the SEC’s Public Reference Room. Refer to Items 101(e)(2) and (e)(3) of Regulation S-K.

As neither the Fund nor the Manager has a website, and the Public Reference Room of the Securities and Exchange Commission (the “Commission”) is no longer operational, we have not incorporated this comment in the revised Form 10.

7.
In the second paragraph, you state that Merrill Lynch Alternative Investments LLC, your manager, is registered with the CFTC as a commodity pool operator and commodity trading advisor and is a member of the National Futures Association.  We further note your statement that the CFTC rules apply to this document and the National Futures Association reviewed your offering materials.  Supplementally, please inform us of the status of the NFA’s review of ML Appleton FuturesAccess LLC’s offering materials.

Pursuant to Commodity Futures Trading Commission (“CFTC”) regulations, National Futures Association (“NFA”) must review and approve any offering materials to be used by the Fund.  NFA originally reviewed and approved the offering materials to be used by the Fund on November 1, 2004, and has reviewed and approved each subsequent revision of the Fund’s offering materials prior to the use of such offering materials.  The most recent version of the Fund’s offering materials reviewed by NFA is dated August 31, 2007.

8.	Supplementally, please provide the staff with a copy of all ML Appleton private placement offering materials.

Per the Staff’s request, we have mailed to the Commission a copy of the most recent private placement offering materials used by the Fund, dated August 31, 2007.

9.
On a supplemental basis, please provide a detailed analysis regarding the timing of the sales of units in ML Appleton after filing this Form 10, the applicability of the Rule 506 exemption claimed for these sales and the facts underlying your claim to this exemption for prior and ongoing sales.

The first sales of the Fund’s Units were made on April 1, 2005, and the Fund filed a Form D with the Commission on April 14, 2005.  Units are sold pursuant to the safe harbor provisions of Rule 506, in that the Fund does not use general solicitation or advertising to market the securities and interests are sold only to “accredited investors” with whom Merrill Lynch has a pre-existing relationship.

10.
We note your use of the term “fund” throughout this Form 10 and that the manager is registered as an Investment Adviser under the Investment Advisers Act of 1940.  Please include disclosure addressing the fact that the pool is not a registered investment company and that unitholders in the pool do not have the protections afforded by the Investment Company Act of 1940.

This disclosure has been added to page 2 of the revised Form 10.

(a) General Development of Business

11.
Please clarify whether the fund is obligated to initially transfer investor funds to the Appleton 25% Risk Program. In this regard, we note that the Manager has the discretion to replace Appleton at some unspecified point of time in the future.  In addition; please clarify whether Appleton may, absent any breaches of the advisory agreement, be terminated prior to the termination date of the agreement, on December 31, 2014.

The Fund transfers Investor funds to a CFTC-regulated account at the Fund’s commodity broker, Merrill Lynch Pierce, Fenner & Smith Incorporated (“MLPF&S”).  This account is managed by ACMP Limited (trading as Appleton Capital Management) (the “Trading Advisor”) using the Trading Advisor’s 25% Risk Program (the “Trading Model”).   The Fund was initially established to access the Trading Model, but had no obligation to make this initial allocation, nor does it have a continuing obligation to maintain its relationship with the Trading Advisor. According to the advisory agreement between the Trading Advisor, the Manager, and the Fund (the “Advisory Agreement”), the Manager may dissolve the Fund and terminate the Advisory Agreement at any time.  We have clarified this point on page 6 of the amended Form 10.

(c) Narrative Description of Business
General, page 3

12.
In the first sentence you state that you will trade in international futures and forward contracts. At the bottom of page 3 and throughout the remainder of the Form 10 you refer to the trading program as much more narrow and limited to only OTC forward currency contracts and exchange-traded currency future contracts on G-7currencies.  Please revise to clarify, if true, that you will focus on international currency forwards and futures.  Further, please revise your disclosure where appropriate to define the G-7 currencies.

The Trading Advisor’s trading is limited to the speculative trading of over-the-counter (“OTC”) forward currency contracts and exchange traded currency future contracts on securities which the Trading Advisor deems to be appropriately liquid, but is no longer limited to G-7 currencies nor to any specific list of currencies.  We have updated the narrative description of the Trading Advisor’s business accordingly.

13.	Please revise to clarify your statement that one of your aims is provide diversification into an investment field with a “low degree” of performance correlation. Please revise to clarify in what ways an investment in ML Appleton provides a low degree of correlation and specify the asset classes to which it has a low degree of correlation.

Page 4 of the Form 10 specifies that the Fund intends to provide diversification to Investors’ portfolios by providing exposure to futures markets, which historically have only a limited correlation to traditional stock and bond holdings.  In light of the general nature of the disclosure, we have not revised it to include any discussion regarding the manner in which an investment in the Fund may provide a low degree of correlation with stock and bond investments.

14.	Please include disclosure regarding the recommended time horizon for investors in the fund.

We have added disclosure to page 2 of the revised Form 10 that an investment in the Fund should be viewed as a long-term investment.

The Trading Advisor, pages 3-5

15.
Since the Appleton Capital Management has traded using the 25% Risk Program since 1995 and ML Appleton is newly formed with no prior history, please revise to provide a substantial narrative discussion regarding Appleton Capital Management’s prior performance utilizing this trading model.  In addition, please provide historical performance information for the 25% Risk Program that Appleton will trade on behalf of ML Appleton.

The requested information regarding the Trading Model has been added to the revised Form 10.  A description of the Trading Advisor’s use of the Trading Model since 1995 has been added to the narrative description of the Trading Advisor’s business on pages 4 and 5, and the historical performance information has provided under Item 2: Financial Information.  As the Trading Advisor has made no material changes to the operation of the Trading Model between 1995 and the Fund’s inception, and the requested performance information has been provided, we have not included a narrative description of the Trading Model’s performance prior to its implementation with respect to the Fund’s trading, other than disclosing the fact that Investors will be subject to different fees in the context of an investment in the Fund than the fees to which they would be subject with regard to a managed account.

16.
Revise the second full paragraph on page 4 to quantify what you mean by “medium-term” forecasts. In connection with this, please clarify whether medium-term also applies to the time horizon investors should have with respect to an investment in the fund.

Although the flexibility required by the Trading Model prevents the Trading Advisor from quantifying the timing of its forecasts with a great deal of specificity, we have clarified in the revised Form 10 that the Trading Advisor looks to a term of a few weeks in making “medium-term” forecasts in order to provide a general frame of reference for Investors.

We have stated on page 4 of the revised Form 10 that investments in the Fund are intended for long-term periods; please see our response to the Staff’s comment number 14.

17.
Please revise to quantify the form and timing for the due notice and opportunity to cure as disclosed on page 5.  For example, may either party notify the other orally with no definitive time deadline?  Similarly, are there any deadlines on time period allowed to cure such breach?

No timing or deadlines with regard to cure of breaches have been quantified by the parties to the Advisory Agreement, as they have left the matter to be decided at the time of the purported breach.  The Advisory Agreement does, however, specify that notice required or desired to be delivered under the Advisory Agreement shall be in writing and is effective upon actual receipt at addresses specified in the Advisory Agreement.  The description of the Advisory Agreement on page 6 of the revised Form 10 has been modified to clarify this point.

18.
Please provide a break-down of the portion of assets committed to various market sectors by the International Value Program.  In addition, please disclose the portion of trades made on exchanges and the portion made off-exchange, with corresponding disclosure indicating the additional risks involved with off-exchange trades.

We note that references to the “International Value Program” made in the original Form 10 were in error, and that the name of the Trading Model is the “25% Risk Program.”  As is stated in pages 3 through 6 of the revised Form 10, the Trading Model speculatively trades OTC forward currency contracts and exchange-traded currency future contracts on currencies which the Trading Advisor deems to be sufficiently liquid for its investment strategy.  Accordingly, the Fund’s investable assets will be devoted exclusively to OTC and exchange-traded investments.  The percentage of trades made on exchanges may change at any time, and we have noted this fact in the revised Form 10, and have added further disclosures as to the lack of regulation and counterparty credit exposure inherent in OTC trades.

19.
On page 5 you refer to the International Value Program, yet throughout your disclosure you state that Appleton Capital Management will utilize the 25% Risk Program.  Please revise to fully explain the International Value Program or reconcile this apparent inconsistency.

As noted above in our response to the Staff’s comment number 18, references to the “International Value Program” in the original Form 10 were in error, and we have corrected references to the Trading Model throughout the revised Form 10.

Use of Proceeds and Cash Management Income
Subscription Proceeds, pages 5-6

20.
We note your disclosure at the top of page 6 that Appleton Capital Management intends to trade on a wide range of different futures and forwards markets; however, throughout your disclosure you refer to Appleton Capital

Management speculating on OTC forward currency contracts and exchange traded currency future contracts on various G-7 currencies. Please reconcile your disclosure.

The statement in question relates to the general authority of the Trading Advisor.  Neither the Fund’s constitutional documents nor the Advisory Agreement limit the futures and forwards markets in which the Trading Advisor may trade on behalf of the Fund.  The Trading Model has a narrower focus than the markets in which the Fund is authorized to invest, and we have clarified this point on page 7 of the revised Form 10.

Custody of Assets, pages 6-7

21.
We note MLPF&S may invest a portion of ML Appleton’s cash assets in CFTC-eligible investments.  Please revise to disclose what portion of the ML Appleton’s U.S. dollar cash assets may be invested in this way.  Further, revise to clarify what constitutes “prime foreign government securities.”

By “CFTC-eligible investments,” we mean that the Fund’s assets will only be used to make investments approved by the CFTC for purchase on behalf of U.S. person investors; however, the Fund’s U.S. dollar cash assets will be held in cash or cash equivalents, such as those listed in the Form 10. “Prime foreign government securities” is a term of art referring to the treasury securities of non-U.S. governments which have sufficient quality and stability to enhance the Fund’s investment strategies.  We have revised this discussion in the Form 10 accordingly.

Description of Current Charges, page 7

22.	Please revise to provide a break-even analysis substantially similar to that which is required to be included in a commodity pool disclosure document pursuant to CFTC rules.

We have added such a break-even analysis beginning on page 12 of the revised Form 10.

MLPF&S – Sales Commission, page 7

23.
We note how you determine the amount of sales commissions paid by Class A unit holders; however, it is not clear why the amount of sales commissions for Classes C, I and D differ.  Please revise to explain why these holders bear little or no sales commissions and explain the substantive differences between the three classes of unit holders.  For example purposes only, please discuss how you will allocate the management fees, performance fees, brokerage commissions, currency dealer spreads, organizational and offering costs to each class of units.

Finally, please explain what you mean by “up to 0.50%” with respect to the Class I and D holders.

As described in our response to the Staff’s comment number 3, different Classes of Units are subject to different sales commissions and sponsor’s fees because Class eligibility is determined on the basis of an Investor’s FuturesAccess Investment as well as, in the case of Class D Units, in the Fund.  The Manager wishes to reward those Investors which have invested larger amounts in the Fund, e.g. those with greater FuturesAccess Investments, with lower Sales Commissions and Sponsor’s Fees than Investors who have invested smaller amounts in the Fund.  We have added a chart on page 10 of the revised Form 10 setting forth the minimum FuturesAccess Investment requirement associated with each Class of Units in order to clarify for Investors the benefits of investing larger amounts of capital in the Fund.

Aside from the minimum FuturesAccess Investment requirements and the sales commissions and sponsor’s fees, there are no substantive differences among the four Classes of Units.  The Fund’s operating costs and expenses including, without limitation, organizational and offering costs, brokerage commissions, currency dealer spreads, administrative, transfer, exchange and redemption processing expenses as well as extraordinary expenses are allocated pro rata among the four Classes based on their respective net asset values, without regard to the amount of an Investor’s FuturesAccess Investment. Similarly, management and performance fees are assessed based on a percentage of the net asset value of an Investor’s units.

Finally, we have revised the Form 10 to disclose that sales commissions for Class I and D Units may be individually negotiated, but in no case will exceed 0.50%.

The Trading Advisor – Management Fees (asset-based), page 8
The Trading Advisor – Performance Fees, page 9

24.
We note the Manager will receive a portion of these fees payable to your trading advisor, Appleton Capital Management.  Revise to disclose the “portion” the manager will receive.  If this portion is not fixed, revise to describe how the portion will be calculated or the basis for this portion of the Trading Advisor’s fees.

The Manager receives 25% of the 2% annual Management Fee and 25% of the 20% annual Performance Fee payable by the Fund to the Trading Advisor.  This disclosure has been added to the relevant sections of the Description of Current Charges table in the revised Form 10.

25.
In your footnote on page 9 regarding “New Trading Profit” you make reference to the High Water Mark.  Please revise to clarify the timeframe for selecting any preceding Performance Fee Calculation Date.  Will the High Water Mark be attributable to the highest NAV reached during a 12, 36, or 60-month rolling period or for the entire life of ML Appleton?

The High Water Mark is attributable to the highest NAV reached during the entire life of the Fund.  We have clarified this point in the footnote.

Various Banks and Dealers including Merrill Lynch International Bank – Currency (F/X) Dealer Spreads, page 10

26.
We note your disclosure on page 13 regarding substantial brokerage commissions and bid-ask spreads on forward currency trades you will pay to Merrill Lynch.  Please describe the amount of the bid-ask spread that will increase the price paid by ML Appleton on forward contracts that you will pay Merrill Lynch.  If you are unable to determine the spread you will be charged, in greater detail describe how you will determine the pricing spread in favor of MLIB.

Brokerage commissions charged by MLPF&S and bid-ask spreads charged by MLIB are determined by those entities on the basis of competitive market rates and individual negotiation between MLPF&S and/or MLIB and each client, as applicable.  We have revised the disclosure on page 13 of the amended Form 10 to clarify this point.

27.	Please provide estimates for the operating costs and organizational and offering costs on page 10.

As disclosed on page 12 of the amended Form 10, organizational and initial offering costs of the Fund were approximately $48,553.00.  The revised Form 10 contains an estimate of the Fund’s annual operating expenses, which are not expected to exceed $100,000.

Conflict of Interest

28.
Revise your disclosure to discuss the potential conflicts for time and competition for assets with ML Appleton FuturesAccess Ltd., a Cayman Islands company, which you refer to in Exhibit 10.02 as the “Offshore fund.”

We have added the requested disclosure to page 14 of the revised Form 10.

Merrill Lynch-Affiliated Entities, page 11

29.
We note your statement that you believe it is unlikely investors will have recourse personally against Merrill Lynch entities not party to a specific agreement with ML Appleton. Please revise to name these affiliated entities.  For example, are you referring to Merrill Lynch & Co., Inc. and Merrill Lynch International & Co. or additional entities?

Merrill Lynch & Co., Inc. and Merrill Lynch International & Co. are two such Merrill Lynch entities listed in the organizational chart that are not party to an agreement with the Fund or the Systematic Momentum FuturesAccess Funds, and rules of privity would limit Investors’ recourse against these entities.  We have revised the disclosure on page 13 of the amended Form 10 to name these two entities.  However, there are many more entities under the ultimate control of Merrill Lynch & Co., Inc., and thus remotely affiliated with the Fund, against which recourse is unlikely.  Listing all such entities in the Form 10 would not be feasible, and would not provide much additional weight with respect to the conflicts of interest disclosure.

MLPF&S and MLIB, page 11

30.
Please expand your disclosure to provide more guidance as to why other clients of MLPF&S would be likely to receive “better prices” on the same trades that the Fund would make.  While it is clear that the existence of other clients trading in the same markets at the same time requires that MLPF&S would have to, in some cases, trade other contracts before the fund’s contracts are traded, it is not clear why the existence of other clients leads to better prices for the other clients.

The disclosure in question was intended to address potential differences in execution costs, including brokerage commissions or bid-ask spreads rather than differences in execution quality.  As the revised disclosure explains, and as discussed above in our response to the Staff’s comment number 26, some clients may have negotiated, based on greater expected trading volumes or other factors, to receive better rates from MLPF&S and/or MLIB than the Fund.  Although this may result in lower costs for such other clients in acquiring the same positions as those held by the Fund at a given time, MLPF&S and MLIB do not knowingly favor certain accounts over others in pricing.

31.
We note your statement that many clients of MLPF&S pay lower brokerage commissions than you pay.  It is not clear how you have determined this since the amount of brokerage commissions does not appear to be fixed.  Your disclosure only indicates that they will not exceed $15 per round-turn.  Please revise to indicate how you have determined that the brokerage commissions paid by ML Appleton will be higher than most other clients of MLPF&S.

The purpose of the disclosure is to point out the possibility that certain clients of MLPF&S may receive better prices than the Fund.  We have not determined in fact that the Fund pays higher commissions than any other particular clients of MLPF&S.  To clarify our point, we have added the word “may” to the relevant disclosure.

32.
Please discuss the nature of the “financial incentives” MLPF&S and MLIB have to favor other clients over the Fund.  In addition, please discuss in what ways these clients will be favored over the Fund and the effects of these actions on the Fund.

There are a number of financial incentives that MLPF&S and MLIB may have to favor other clients over the Fund.  By way of example, if another client pays higher brokerage commissions per-trade than the Fund, or if such other client has a greater trade volume than the Fund, MLPF&S and MLIB stand to earn greater total brokerage commissions in transactions with these entities, and may accordingly devote more of their business time to these other clients.

MLPF&S and MLIB do not knowingly favor certain clients over others. We have clarified this in the disclosure of the revised Form 10.

The Manager, page 11

33.
Revise your disclosure to provide greater detail regarding conflicts between Merrill Lynch Alternative Investments LLC, ML Appleton and other related pools.  For example, we note Merrill Lynch Alternative Investments LLC, acts as manager to several commodity pools, including other ML FuturesAccess LLCs and as a trading advisor to numerous accounts, all of which compete for Merrill Lynch Alternative Investments LLC‘s services.

As in our response to the Staff’s comment number 28, we have added this disclosure to page 14 of the revised Form 10.

Other Clients and Business Activities of the Trading Advisor, page 12

34.	Please clarify whether any other pools run by the Trading Advisor currently directly compete with ML Appleton for positions in the market.

We have revised the relevant disclosure to clarify that certain other funds and accounts sponsored by the Trading Advisor may pursue trading strategies that are substantially similar to the trading strategies employed on behalf of the Fund.  Therefore, such other funds may directly compete with the Fund for market positions.  We have added this disclosure to page 15 of the revised Form 10.

Brokers and Dealers Selected by Trading Advisor, page 12

35.	Revise to disclose whether Appleton Capital Management will trade only through non-Merrill Lynch brokers or will trade exclusively through Merrill Lynch brokers or may use any broker.

Merrill Lynch brokers are the exclusive clearing brokers for the Fund unless and until the Trading Advisor requires otherwise.  We have revised the relevant disclosure to clarify the point.

Item 2: Financial Information, page 18

36.
Revise your discussion here or where you deem appropriate to discuss your intended cash flow procedures and whether you commenced trading on January 1, 2005.  For liquidity purposes, please describe how the ML Appleton’s assets are deposited with and held by commodity brokers.  Also, please describe how the ML Appleton’s assets may be used as margin and whether ML Appleton currently has a source for short-term borrowings available, and if so, the dollar amounts available.

We have updated the disclosure in the revised Form 10, where applicable, to state that the Fund commenced trading on April 1, 2005.  Information regarding the Fund’s use of subscription proceeds, the Fund’s cash management income and custody of Fund assets is described beginning on page 7 of the revised Form 10.  The Fund does not typically have the need for short-term borrowings, although MLPF&S has been designated as a counterparty which the Fund may use for its short-term borrowings, in connection with the Fund's customer agreement  with MLPF&S (the "Customer Agreement") in the event that the Fund needs to cover certain losses with respect to foreign currency trades.  No specific borrowing limit or time limit has been established with respect to these loans, which may be made in the discretion of MLPF&S.  We have noted this on pages 7 and 8 of the revised Form 10.

37.
While we note you did not conduct any trades in 2004, if trading has commenced subsequent to January 1, 2005, please revise your disclosure to include for this interim period your current credit exposure.  For exchange-traded contracts, if, during the interim period you have credit exposure to a counterparty which is a foreign exchange, which is material:  a) state the amount of the exposure and identify the exchange; b) disclose the actual counterparty and the entity holding your funds; and c) describe the settlement procedures.  Although it is your responsibility to determine and disclose all material credit risk exposure, any exposure exceeding 10% of your total assets must be disclosed.

There is no credit exposure to the Fund inherent in contracts which are traded on an exchange, including futures contracts, as clearing intermediaries such as MLPF&S assume the credit risk of the transaction on behalf of the parties thereto.  There is credit exposure inherent in over-the-counter transactions, including forward contracts; however, the Fund currently has no credit exposure to any single foreign exchange, or to the aggregate of all foreign exchanges, exceeding 10% of its total assets.  We have noted this on page 19 of the revised Form 10.

Item 3. Properties, page 18

38.
We note your disclosure states that ML Appleton does not own or use any physical properties in the conduct of its business.  Supplementally, please clarify the nature of your interest in the Manager’s office space located at 800 Scudders Mill Road, Plainsboro, New Jersey and whether you pay rent to the Manager to utilize this space or reimburse the Manager’s expenses for the use of this office space.

The Fund does not have any interest in the Manager’s office space.  The Manager bears its own overhead costs, including the costs of maintaining its office space, and these amounts are not reimbursed by the Fund.  We also note that the address of the Manager’s office space has changed since the date of the original Form 10, and we have made the appropriate changes to the revised Form 10.

Item 5. Directors and Executive Officers, Promoters, and Control Persons, page 19

39.	We note your disclosure that that the Appleton Capital Management holds sole authority for directing ML Appleton’s trading, but that the Operating Agreement effectively gives full control over the management of ML Appleton to the Manager.  Please revise your director and executive officer disclosure to discuss the fiduciary duty relationship between the Manager’s board of directors and the ML Appleton unitholders.  Moreover, revise to disclose who will hold the obligation to serve as the principal executive officer and principal financial officer for ML Appleton.

We have added language to page 19 of the revised Form 10 to clarify that, given the structure of a limited liability company, the Fund does not have traditional directors or officers, and that Investors do not receive the benefit of a fiduciary relationship with the Manager’s board of managers.  This lack of a fiduciary relationship with the Manager’s board of managers also distinguishes the Fund from publicly-offered commodity pools, such as those listed on page 20 of the revised Form 10.

40.	Please revise to disclose whether any of your directors of the Manager are independent, and if so, how you determined they were independent.

As the Manager is organized as a limited liability company, it does not have any directors.  Members of the Manager’s board of managers are not independent.  We have added this disclosure to page 19 of the revised Form 10.

41.	Please revise your director and executive officer disclosure to reflect the term of office for each officer and director of the Manager. Refer to Item 401(a) of Regulation S-K.

In each case, the directors and officers of the Manager are employed for an indefinite term, but their employment may be terminated at any time.  We have added this disclosure to page 19 of the revised Form 10.

42.
In light of your disclosure, on page 4, that the Head of Trading of Appleton reserves the right to overturn the Trading Model, please consider including this individual as an executive officer of the Trading Advisor or tell us why you believe this individual is not an executive officer or a “significant employee” as defined by Item 401(c) of Regulation S-K.

David Walsh, who is already listed as an executive officer in the Form 10, served as Appleton’s Head of Trading as of January 31, 2005.  We have added this title to his list of titles on page 21.

43.
We refer to your statement on page 20 that the Manager acts as a General Partner to three public commodity pools.  Please confirm that this is the complete list of public commodity pools managed by MLAI.  We note, for example, that you have not listed ML Select Futures I, of which

MLAI serves as the General Partner. Please revise or advise.

We have revised the list of public commodity pools to include all public commodity pools managed by MLAI.

Item 7. Certain Relationships and Related Transactions, page 20

44.
We note your disclosure that none of the fees you pay to any Merrill Lynch party were negotiated and that the fees you will pay Merrill Lynch are higher than would have been obtained through arm’s length negotiations.  Please revise to describe generally how the amounts of these fees were determined and how much higher these fees are than would have been obtained from an independent third party.

The Fund’s disclosure was not prompted by hard data as to what these fees would have been, or a knowledge of lower rates paid by third-parties, but rather to communicate to investors one of the potential disadvantages of a lack of arm’s-length negotiations.  We have revised the relevant disclosure in the amended Form 10 to state that “none of the fees paid by the Fund to any Merrill Lynch party were negotiated, and they may be higher than would have been obtained in arm’s-length bargaining.” (emphasis added)

Item 11. Description of Registrant’s Securities to be Registered, page 22
(a)(1)(iv) Redemption Provisions, page 23

45.	We note your discussion of redemption procedures and Article III of the Operating Agreement. Please revise to describe both mandatory and optional redemptions.

We have added this disclosure to page 28 of the revised Form 10.

46.
Please disclose whether a unitholder will have the ability to withdraw his/her redemption request after it is submitted.  If so, please discuss the procedures the unitholder will have to follow in order to withdraw the redemption request.  If not, please revise to make clear that unitholders are irrevocably bound once they execute a redemption request.

We have revised the summary of redemption provisions to make clear that redemption requests are irrevocable once made.

47.
We note that Section 3.02(c) of the operating agreement refers to the manager causing the fund to distribute to redeeming investors which appear to imply that all timely redemption requests will be honored.  Please revise, with a view toward disclosure, whether any limitation exists on the number of units that may be redeemed over any specific period or whether the fund is required to honor all validly made redemption requests.

No such limitation on the number or frequency of an Investor’s redemptions exists.  The summary of the Fund’s redemption provisions has been revised to clarify this point.

48.
We note your statement that payment will be distributed approximately ten business days after the effective date of the redemption, but there is no assurance of the timing of such payment.  Please revise, with a view toward disclosure, how long the manager may withhold payment and whether redemption may be granted but payment withheld indefinitely.

We have added disclosure to the effect that payment of redemption proceeds from the Fund is generally made approximately 10 business days following the redemption date, although no specific limitation is imposed on the period for payment.

49.	Please disclose the circumstances, if any, under which a redemption request will be rejected.

The Fund may suspend redemptions during any period for which the Manager is unable to value a material portion of the Fund’s positions or investments, or if the Manager believes that a failure to suspend redemptions would be materially adverse to continuing Investors.  Disclosure to this effect has been added to the amended Form 10.

50.	Please disclose how unitholders will be notified of any amendment to the terms, suspension or termination of the redemption program.

Any material amendment to the redemption program would require notice to and consent from Investors representing a majority of Units in issue, as provided in the Operating Agreement. Disclosure to this effect has been added to the amended Form 10.

(a)(1)(v), page 23

51.
We note your disclosure regarding what members of the ML Appleton may vote on and that the Manager may amend the Operating Agreement in any way that is not adverse to the unitholders.  Please revise to clarify material matters or rights for which the Manager may modify, but for which unitholders are not entitled to vote.

We have clarified in this section that any material amendment to the Operating Agreement which is not adverse to Investors, e.g. more favorable redemption or fee terms, or terms neutral to Investors required for regulatory reasons, may be made without obtaining the consent of Investors.

(a)(l)(vii), page 23

52.
We note your discussion of the termination of ML Appleton on page 5.  Please revise your disclosure here to describe the provisions for liquidation distributions upon termination or dissolution of ML Appleton, as described in the operating agreement. Further, clarify how the distribution will be effected in accordance with the DLLCA.

Liquidation distributions will be effected in the manner set forth in this section in the revised Form 10.  As required by the Delaware Limited Liability Company Act, the distribution will be effected as soon as practicable.

(a)(1)(ix), page 23

53.
Please disclose whether ML Appleton will be subject to any liabilities that may arise on behalf of the affiliated ML FuturesAccess LLCs or other pools managed by your manager, therefore placing your unitholders’ capital at risk.  We note your manager’s officers and directors serve as officers and directors to multiple managed commodity pools and other potential funds.

As each FuturesAccess Fund and each pool managed by the Manager is organized as an entity with limited liability, the liabilities of each entity will not carry over to other entities managed by the Manager.  Accordingly, despite the fact that the Manager’s officers and directors have responsibilities to multiple entities, the Fund should not be subject to any liabilities of such FuturesAccess Funds or pools.

Item 15. Financial Statements and Exhibits
General

54.
Include financial statements of ML_Appleton FuturesAccess LLC (the “Fund”) that conform to the requirements of Article 3 of Regulation S-X.  If omitted, include a statement in the filing that, if true, the Fund has no, or has nominal, assets or liabilities and describe any contingent liabilities and commitments of the Fund in sufficient detail.

As noted in our discussions with the Staff, the Fund has submitted to the Commission the periodic reports required of companies with a class of securities registered under Section 12 of the Exchange Act.  These reports have included financial statements for each period since the effectiveness of the Form 10.  Accordingly, as discussed with the Staff, we have not included this financial information in the revised Form 10.

55.
The disclosure on page 12 indicates that the Fund will reimburse the Manager for the Fund’s organizational and offering costs from the proceeds of the issuance of the Fund’s units. It also states that these costs must be deducted from net asset value for financial reporting purposes.  The financial statements of the Fund should reflect the organizational costs incurred on its behalf as an expense with a corresponding liability. Refer to SOP 98-5 and SAB 1B.  Also the financial statements of the Fund should reflect the deferred offering costs and corresponding liability. If the organizational costs are immaterial, include a statement to that effect in the filing.

The Fund’s organizational and initial offering costs, in an amount of $48,553.00, are deemed to be immaterial by the Manager. The American Institute of Certified Public Accountants’ Statement of Position (“SOP”) No. 98-5 requires that start-up and organization costs be expensed, rather than capitalized.  The periodic reports that the Fund has submitted to the Commission reflect the deferred offering costs and corresponding liability in the format required by SOP 98-5.  Staff Accounting Bulletin (“SAB”) Number 1B provides that a complete description of any allocation methods used for costs should be provided in the notes to GAAP-compliant financial statements.

As required by SAB 1B, Fund denotes the allocation methods used for these costs in the periodic reports that the Fund has submitted to the Commission and in its reports to Investors.  As required by GAAP, the Fund’s organizational costs are expensed over the course of 12 months for the Fund’s GAAP financials, but such costs are expensed over the course 60 months for the purposes of the Fund’s accounts, in order to more fairly distribute the Fund’s organizational costs among Investors.  Both methodologies are reported in the Fund’s periodic reports and disclosed to Investors.

Merrill Lynch Alternative Investments LLC (the “Manager”)
Balance Sheet, page F-2

56.
We note that the Manager’s balance sheet is as of the 26th of December.  Is this its fiscal year end?  If not, revise to include an audited balance sheet of the Manager as of the end of the most recent fiscal year.

We have included in the revised Form 10 the Manager’s balance sheet as of December 31, 2006, beginning at page F-10.

57.	Please update the financial statements of the Manager in your next amendment to the Registration Statement. It should be no more than six months old.

As the Manager does not produce interim financial statements, we have submitted the Manager’s balance sheet as of December 31, 2006 in response to this comment, as discussed with the Staff.

58.	Refer to page F-4, Reconcile the $120.5 million excess cash you disclosed in Note 1 to the $91.4 million of due from affiliates you presented on the face of the balance sheet and advise us.

  The $120.5 million excess cash disclosed in Note 1 relates only to amounts subject to an agreement with ML & Co.  The $91.4 million figure is a net figure, adjusted to include payables and receivables to MLIM.

59.	In light of the significance of the receivable from ML & Co. and MLIM and since they are affiliates, provide the audited balance sheet of these affiliates in your next amendment to the Registration Statement.  If the affiliated companies are currently reporting companies with the Commission, include a statement to that effect in the filing in lieu of presenting their separate audited balance sheets.

ML & Co. is a reporting company with the Commission, and its audited balance sheet is accordingly not presented in the revised Form 10.  The most recent audited balance sheet for MLIM, dated as of December 31, 2005, is included in the revised Form 10, beginning at page F-19.

Organization and Significant Accounting Policies
Investments in Affiliated Partnerships, page F-2

60.
We note that MLAI is the sole general partner of the affiliated partnerships.  Explain to us how MLAI considered the guidance in SOP 78-9 or any other GAAP literature that it applied to these investments, and revise the note as appropriate.

SOP 78-9 requires the employment of an equity method of accounting for investments in limited partnerships.  In carrying its investments in the affiliated partnerships at the most recent month’s net asset value of such affiliated partnerships, the Manager is in effect using an equity-based methodology, and has valued such investments at fair value in accordance with GAAP.

Interim Period

61.	Please revise the interim balance sheet to comply with the above comments, as appropriate.

As noted in our response to the Staff’s comment number 54, interim financial information has been provided in the periodic reports that the Fund has submitted to the Commission; accordingly, the interim balance sheet has not been included here.

Exhibits

62.	In your next amendment, please file your Customer Agreement with MLPF&S, Inc. listed as Exhibit 10.01. We will need adequate time to review this document.

The Customer Agreement has been included as Exhibit 10.01 to the revised Form 10.

______________________

We are grateful to the Staff for its comments and look forward to working with you to conclude this filing.  If it would be helpful or convenient for the Staff we would be eager to confer with the Staff, either in person or by telephone, in an effort to resolve outstanding issues.

If the Staff has any questions or would like any further information on this or related topics, please do not hesitate to call the undersigned at (800) 765-0995 or Joshua Westerholm at (312) 853-7778.

Sincerely,

/s/ Barbra E. Kocsis